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                            STOCK PURCHASE AGREEMENT



                                     BETWEEN

                         ELITE INFORMATION GROUP, INC.,

                          LMI ACQUISITION CORPORATION,

                               LAW MANAGER, INC.,

                                NICHOLAS PUSCHAK,

                                       AND

                                DAVOOD TASHAYYOD







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                                TABLE OF CONTENTS
                                                                           PAGE
                                                                           ----

                                    ARTICLE I

                          PURCHASE AND TERMS OF PAYMENT

1.1      The Purchase.........................................................1
1.2      Total Consideration..................................................1
1.3      Base Purchase Price Adjustment.......................................1
1.4      Tax Liability Adjustment.............................................2
1.5      Manner of Payment....................................................2

                                   ARTICLE II

                                   THE CLOSING

2.1      Time and Place of Closing............................................4
2.2      Deliveries by the Company............................................5
2.3      Deliveries by Buyer..................................................5

                                   ARTICLE III

          REPRESENTATIONS AND WARRANTIES OF THE SELLERS AND THE COMPANY

3.1      Organization and Standing............................................5
3.2      Authority Relative to this Agreement.................................6
3.3      Consent and Approvals; No Violation..................................6
3.4      Capital Stock........................................................6
3.5      Financial Statements.................................................7
3.6      Undisclosed Liabilities..............................................7
3.7      Absence of Certain Changes or Events.................................7
3.8      Certain Contracts and Arrangements...................................8
3.9      Litigation...........................................................8
3.10     Taxes and Tax Returns................................................8
3.11     Compliance with Applicable Laws......................................9
3.12     Labor Matters........................................................9
3.13     Corporate and Personnel Data; Labor Relations.......................10
3.14     Employee Benefit Plans; ERISA.......................................10
3.15     Title to Assets.....................................................12
3.16     Accounts Receivable.................................................13
3.17     Proprietary Rights..................................................13
3.18     Software............................................................14
3.19     Year 2000...........................................................16
3.20     Insurance...........................................................16
3.21     Transactions with Affiliates........................................17
3.22     Environmental Matters...............................................17



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3.23     Full Disclosure.....................................................18

                                   ARTICLE IV

                     REPRESENTATIONS AND WARRANTIES OF BUYER

4.1      Organization........................................................18
4.2      Authority Relative to this Agreement................................18
4.3      Consents and Approvals; No Violation................................18
4.4      Litigation..........................................................18

                                    ARTICLE V

                            COVENANTS OF THE PARTIES

5.1      Ordinary Conduct....................................................19
5.2      Access to Information...............................................20
5.3      No Solicitation.....................................................20
5.4      Noncompetition by the Sellers.......................................21
5.5      License of Notebook Designer Tool...................................22
5.6      Section 338(h)(10) Election.........................................22
5.7      Rights of Participation in Subsequent Sale of the Company...........22
5.8      Buyer and Seller agree to contribute to a retention bonus pool for the benefit of Richard Wargo in such amounts and subject to the terms set forth in Section 5.8 of the Buyer's Disclosure Letter.....23
5.9      Other Actions.......................................................23
5.10     Consummation of Agreement...........................................23
5.11     Publicity...........................................................23
5.12     Sellers' Disclosure Letter..........................................23

                                   ARTICLE VI

                               CLOSING CONDITIONS

6.1      Conditions to Each Party's Obligations to Effect the Transactions
         Contemplated Hereby.................................................24
6.2      Conditions to the Obligations of Company and Sellers to Effect
         the Transactions Contemplated Hereby................................24
6.3      Conditions to the Obligations of Buyer to Effect the Transactions
         Contemplated Hereby.................................................24

                                   ARTICLE VII

                  SURVIVAL OF REPRESENTATIONS; INDEMNIFICATION

7.1      Survival of Representations.........................................25
7.2      Sellers' Agreement to Indemnify.....................................26
7.3      Parent's and Buyer's Agreement to Indemnify.........................29



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                                  ARTICLE VIII

                                   TERMINATION

8.1      Termination.........................................................30
8.2      Procedure and Effect of Termination or Failure to Close.............31

                                   ARTICLE IX

                        GLOSSARY OF DEFINITIONS AND TERMS


                                    ARTICLE X

                            MISCELLANEOUS PROVISIONS

10.1     Commissions.........................................................36
10.2     Expenses............................................................36
10.3     Amendment and Modification..........................................36
10.4     Waiver of Compliance; Consents......................................36
10.5     Action by Sellers...................................................36
10.6     Notices.............................................................36
10.7     Assignment..........................................................37
10.8     Guaranty............................................................37
10.9     Governing Law.......................................................38
10.10    Counterparts........................................................38
10.11    Interpretation......................................................38
10.12    Entire Agreement....................................................38




EXHIBITS

Exhibit A    Form of Opinion of Counsel to Parent and Buyer
Exhibit B    Form of Opinion of Counsel to Sellers and the Company




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                            STOCK PURCHASE AGREEMENT


         THIS STOCK PURCHASE AGREEMENT (the "Agreement"), dated as of July 7, 2000 (the "Effective Date"), is among ELITE INFORMATION GROUP, INC., a Delaware corporation ("Parent"), LMI ACQUISITION CORPORATION, a Delaware corporation ("Buyer"), LAW MANAGER, INC., a Pennsylvania corporation ("Company"), and NICHOLAS PUSCHAK and DAVOOD TASHAYYOD, the shareholders of Company (each a "Seller" and collectively, the "Sellers").

                              BACKGROUND STATEMENT

         The parties desire that the Sellers sell and that the Buyer purchase all of the issued and outstanding shares of common stock of the Company, $0.10 par value (the "Shares"), upon the terms and conditions set forth herein.

                             STATEMENT OF AGREEMENT

         In consideration of the premises and the mutual covenants herein contained, the parties hereto agree as follows:

                                   ARTICLE I

                          PURCHASE AND TERMS OF PAYMENT

         1.1 THE PURCHASE. Upon the terms and subject to the conditions of this Agreement, Sellers shall sell and deliver to Buyer and Buyer shall purchase and accept from Sellers, the Shares in exchange for payment of the Total Consideration (as defined in SECTION 1.2 below).

         1.2 TOTAL CONSIDERATION. Upon the terms and subject to the conditions contained in this Agreement, and in consideration of the sale of the Shares, Buyer shall pay to Sellers (i) Eleven Million Dollars ($11,000,000) as adjusted after Closing as set forth in SECTIONS 1.3 and 1.4 (the "Base Purchase Price") in the manner set forth in SECTION 1.5(a), plus (ii) an additional Four Million Dollars ($4,000,000) (the "Additional Purchase Price") in the manner set forth in SECTION 1.5(C), as adjusted after Closing as set forth in SECTION 1.5(C) (the "Earnout Amount"), (the sum of the Base Purchase Price and the Earnout Amount, the "Total Consideration").

         1.3 BASE PURCHASE PRICE ADJUSTMENT.

         (a) Within 45 days after the Closing Date, Buyer will provide to Sellers an audited balance sheet of the Company as of the Closing Date (the balance sheet shall be referred to as the "Closing Date Balance Sheet") which shall be prepared by Pricewaterhouse Coopers LLP in accordance with generally accepted accounting principles.

         (b) Buyer shall pay Sellers in the manner set forth in SECTION 1.5(B): (i) an amount equal to the amount of cash shown on the Closing Date Balance Sheet in excess


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                  of Four Hundred Forty Thousand Dollars ($440,000) less the sum of (x) the amount of any Transaction Costs and (y) any current liabilities reflected on the Closing Date Balance Sheet (the "Cash Amount"), (ii) an amount equal to that portion of the accounts receivable shown on the Closing Date Balance Sheet that are actually collected by Company on or before December 31, 2000 (the "Receivables Amount"), and (iii) two-thirds
                  (2/3) of any additional taxes incurred by Sellers as a result of making a Section 338(h)(10) Election (as defined in SECTION 5.6) as determined by Pricewaterhouse Coopers, LLP up to a maximum of Three Hundred Thousand Dollars ($300,000) (the "Section 338(h)(10) Amount"). "Transaction Costs" shall mean any attorney fees, accounting fees, and investment banking fees incurred by Company in order to consummate the transactions contemplated hereunder; provided, however, Transaction Costs shall not include any fees of Pricewaterhouse Coopers, LLP for the preparation of (i) audited financial statements of the Company for the fiscal year ended December 31, 1999 or (ii) the Closing Date Balance Sheet.

         If Sellers reasonably believe that the Closing Date Balance Sheet has not been prepared in accordance with generally accepted accounting principles, Sellers shall give written notice to that effect to Buyer within 20 days after delivery thereof. The notice shall set forth in detail the basis for Sellers' belief that the Closing Date Balance Sheet has not been properly prepared. If Buyer and Sellers are unable to resolve the disagreement within 30 days after delivery of Sellers' written notice, either party may require that the disagreement be submitted to a mutually agreed-upon certified public accountant from a nationally recognized accounting firm, whose decision on the proper application of generally accepted accounting principles shall be final and binding on both parties. Any costs incurred in resolving such disagreement shall be borne by Sellers unless the final Closing Date Balance Sheet, as resolved, varies from the Closing Date Balance Sheet provided by Buyer by more than five percent (5%), in which case, any costs shall be shared equally by Buyer and Seller.

         The Sellers shall be deemed to have accepted the Closing Date Balance Sheet on the 20th day after delivery thereof if Sellers do not give Buyer timely notice of objection by the close of business on such day.

         1.4 TAX LIABILITY ADJUSTMENT. The Base Purchase Price shall be reduced, dollar for dollar, (up to a maximum of One Hundred Fifty Thousand Dollars ($150,000) by an amount equal to the amount of income tax liability incurred but not paid by Company prior to the Closing Date as a result of the Company's election to be taxed as an S Corporation (the "Tax Liability Amount").

         1.5 MANNER OF PAYMENT.

         (a)      The Base Purchase Price shall be paid by the Buyer as follows:

                           (i) Ten Million Eight Hundred Fifty Thousand Dollars
                  ($10,850,000) shall be paid by wire transfer of immediately available funds to an account or accounts designated by Sellers (the "Closing Payment");


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                           (ii) One Hundred Fifty Thousand Dollars less the Tax
                  Liability Amount shall be paid by wire transfer of immediately available funds to an account or accounts designated by Sellers on January 15, 2001; and

                           (iii) The balance of the Base Purchase Price, if any,
                  shall be paid as provided in SECTION 1.5(b).

         (b) Buyer shall pay Sellers the Cash Amount and the Section 338(h)(10) Amount in immediately available funds, within 15 days after acceptance of the Closing Date Balance Sheet by Sellers or, in the case of written notice of objection by Sellers, within 15 days after the Closing Date Balance Sheet is finally determined as provided herein. Buyer shall pay Sellers the Receivables Amount on or before January 15, 2001, in immediately available funds.

         (c) Buyer shall pay each Seller his pro rata share of the Additional Purchase Price based on each Seller's ownership percentage of the Company prior to Closing (each a "Pro Rata Share"), by wire transfer of immediately available funds, in three (3) equal annual installments (each an "Installment" and collectively, the "Installments"), commencing on the one year anniversary of the Closing Date; provided, however, in the event any one or more of Nicholas Puschak, Davood Tashayyod and Richard Wargo (each a "Key Employee" and collectively, the "Key Employees") resigns from his employment at the Company, or a Parent or any Affiliate of Parent which is the successor or assign of Company, or is terminated by the Company for "cause" (a "Departing Employee") at any time on or before the third anniversary of the Closing Date, then (i) any such Departing Employee who is also a Seller shall not be entitled to receive his Pro Rata Share of any Installments payable after termination of such Departing Employee's employment, and
                  (ii) any Seller who is not a Departing Employee shall remain entitled to receive his Pro Rata Share of any outstanding Installments as they become due; provided, however, such Installments shall be reduced if the Post-Acquisition Business (as defined in Article IX) fails to meet its Deemed Revenue targets as set forth in Section 1.5(c) of the Sellers' Disclosure Letter (the "Target Revenues") for each remaining year to the extent and in the manner set forth below:

                           (i) If a Departing Employee's employment with the
                  Company, the Parent or any Affiliate of Parent which is the successor or assign of Company terminates (as provided in SECTION 1.5(c) above) prior to the first anniversary of the Closing Date, (i) the amount of the Installment due and payable on the first anniversary of the Closing Date shall be decreased by a percentage of such Installment equal to the percentage of any shortfall in Deemed Revenue earned by the Post-Acquisition Business for the year 2000 as compared to the Target Revenue for such year; (ii) the amount of the Installment payable on the second anniversary of the Closing Date shall be decreased by a percentage of such Installment equal to the percentage of any shortfall in Deemed Revenue earned by the Post-Acquisition Business for the year 2001 as compared to the Target Revenue for such year; and (iii) the amount of the Installment payable on the third


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                  anniversary of the Closing Date shall be decreased by a
                  percentage of such Installment equal to the percentage of any shortfall in Deemed Revenue earned by the Post-Acquisition Business for the year 2002 as compared to the Target Revenue for such year.

                           (ii) If the Departing Employee's employment with the
                  Company, the Parent or any Affiliate of Parent which is the successor or assign of Company terminates (as provided in SECTION 1.5(c) above) after the first anniversary of the Closing Date but on or before the second anniversary of the Closing Date, (i) the amount of the Installment payable on the second anniversary of the Closing Date shall be decreased by a percentage of such Installment equal to the percentage of any shortfall in Deemed Revenue earned by the Post-Acquisition Business for the year 2001 as compared to the Target Revenue for such year; and (ii) the amount of the Installment payable on the third anniversary of the Closing Date shall be decreased by a percentage of such Installment equal to the percentage of any shortfall in Deemed Revenue earned by the Post-Acquisition Business for the year 2002 as compared to the Target Revenue for such year.

                           (iii) If the Departing Employee's employment with the
                  Company, the Parent or any Affiliate of Parent which is the successor or assign of Company terminates (as provided in SECTION 1.5(c) above) after the second anniversary of the Closing Date but on or before the third anniversary of the Closing Date, the amount of the Installment payable on the third anniversary of the Closing Date shall be decreased by a percentage of such Installment equal to the percentage of any shortfall in Deemed Revenue earned by the Post-Acquisition Business for the year 2002 as compared to the Target Revenue for such year.

         For purposes of this SECTION 1.5(c), "cause" shall have the meaning given to it in the Employment Agreements for the Sellers.

         (d) Notwithstanding the provisions of SECTION 1.5(c), Buyer shall accelerate payment of any Earnout Amounts owing to any Sellers who are not Departing Employees upon the transfer of all or substantially all of the stock or assets of the Company or the Post-Acquisition Business (other than any such transfer of the stock or assets of the Company or the Post-Acquisition Business that is incident to any merger, consolidation, business combination, stock or asset sale or similar transaction involving Parent or any transfer of any portion of the stock, assets or business of Parent or any of its subsidiaries other than that represented solely by the stock or assets of the Company or the Post-Acquisition Business) to any Person other than an Affiliate of Parent.

                                   ARTICLE II

                                   THE CLOSING

         2.1 TIME AND PLACE OF CLOSING. The closing (the "Closing") of the sale and purchase of the Shares shall take place on or before July 7, 2000 at the offices of Robinson, Bradshaw &


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Hinson, P.A. in Charlotte, North Carolina, beginning at 10:00 A.M., local time, or on such other date or at such other time or place as shall be mutually satisfactory to the parties hereto (the "Closing Date").

         2.2 DELIVERIES BY THE COMPANY. At the Closing, Sellers will deliver to Buyer the following:

         (a) All of Sellers' stock certificates representing the Shares, duly endorsed to Buyer or accompanied by stock powers duly executed by Sellers in favor of Buyer.

         (b)      The certificates, consents and other documents contemplated by
                  SECTION 6.3 hereof.

         (c) The Employment Agreements (as defined in SECTION 6.3(f)), duly executed by the Key Employees.

         (d) All other documents, certificates, instruments and writings required hereunder to be delivered by Sellers, or as may reasonably be requested by Buyer at or prior to the Closing Date pursuant to this Agreement.

         2.3 DELIVERIES BY BUYER. At the Closing, Parent and Buyer will deliver to Sellers the following:

         (a)      Payment of the Closing Payment in accordance with SECTION 1.5.

         (b)      The certificates and other documents contemplated by SECTION
                  6.2 hereof.

         (c)      The Employment Agreements, duly executed by Buyer.

         (d) All other documents, certificates, instruments and writings required hereunder to be delivered by Buyer, or as may reasonably be requested by Sellers at or prior to the Closing Date pursuant to this Agreement.

                                  ARTICLE III

          REPRESENTATIONS AND WARRANTIES OF THE SELLERS AND THE COMPANY

         Each of Sellers and Company represent and warrant to Buyer as follows:

         3.1 ORGANIZATION AND STANDING. Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation. Company has full corporate power and authority to use its corporate name and to own, lease or otherwise hold its properties and assets and to carry on its business as presently conducted. Company is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership, leasing or holding of its properties makes such qualification necessary. Copies of the articles of incorporation and bylaws of Company heretofore delivered to Buyer are accurate and complete as of the date hereof.


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         3.2 AUTHORITY RELATIVE TO THIS AGREEMENT. Each of Sellers and Company
has the legal right, authority, power and capacity to execute and deliver this Agreement and to perform its obligations hereunder, and Sellers have the legal right, authority, power and capacity to sell, transfer and convey the Shares to Buyer at the Closing. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by Company and no other proceedings on the part of Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Sellers and Company and constitutes a legal, valid and binding obligation of each of the Sellers and Company, enforceable against each of them in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar law affecting the rights of creditors generally.

         3.3 CONSENT AND APPROVALS; NO VIOLATION. No permit, consent, approval or authorization of, or declaration to or filing with, any governmental or regulatory authority is required in connection with any respect of the execution, delivery and performance of this Agreement. Except as set forth in
Section 3.3 of the Sellers' Disclosure Letter, the execution, delivery and performance of this Agreement by Sellers and Company will not (a) conflict with any provision of the Articles of Incorporation or bylaws of Company or any agreement among shareholders of Company, (b) result in a default (or give rise to any right of termination, cancellation or acceleration) or result in the creation of any lien, condition or restriction upon the Shares or any assets of Company, under or require any consent under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, agreement, lease or other instrument or obligation to which the Company, or any Seller is a party, (c) violate any law, statute, rule, regulation, order, writ, injunction or decree of any federal, state or local governmental authority or agency or result in the loss of any license or permit which the Company now possesses, or (d) subject Parent or Buyer to any order or decree of any federal, state or local governmental authority or agency with which they are not currently obligated to comply.

         3.4 CAPITAL STOCK.

         (a) The authorized capital stock of Company consists of 10,000 shares of common stock, $.01 par value, of which 2000 shares are outstanding. All outstanding shares of capital stock of Company are duly authorized, validly issued and outstanding and fully paid and nonassessable, and are held and will be transferred by Sellers in the amounts set forth in Section 3.4 of the Sellers' Disclosure Letter, free and clear of any claims, liens, covenants, conditions, pledges, encumbrances, security interests, options, charges or restrictions of any kind.

         (b) Except as set forth above, there are no shares of capital stock or other equity securities of Company outstanding. There are no outstanding, and at Closing there will be no outstanding, warrants, options, agreements, convertible or exchangeable securities or other commitments pursuant to which Company is or may become obligated to issue, sell, purchase, return or redeem any shares of capital stock or other securities other than this Agreement, and there are not any equity securities of Company reserved for issuance for any purpose. There are no


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                  agreements, arrangements, proxies or understandings that
                  restrict or otherwise affect voting or transfer of any of the capital stock of Company.

         (c) Company does not own, directly or indirectly, any capital stock of or other equity interest in any corporation, partnership, limited liability company, joint venture or other entity.

         3.5 FINANCIAL STATEMENTS. Company has furnished to Buyer unaudited balance sheets of Company as of March 31, 2000, December 31, 1999, December 31, 1998 and December 31, 1997 and statements of income of Company for the periods ending on such dates (collectively, the "Financial Statements"). The Financial Statements fairly present the results of operations and financial position of Company for the periods and as of the dates set forth subject to such adjustments, if any, as may be required to conform the Financial Statements to the results of the Audited Financial Statements.

         3.6 UNDISCLOSED LIABILITIES. Company does not have any obligation or liability (whether absolute, contingent or otherwise, including without limitation product liability or warranty obligations), and no acts, omissions or occurrences have occurred that could result in any obligation or liability imposed on Company, except liabilities, obligations or contingencies that (a) are fully accrued or reserved against in the Financial Statements or (b) were incurred since December 31, 1999 in the ordinary course of business and consistent with past practices.

         3.7 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as set forth in
Section 3.7 of the Sellers' Disclosure Letter since December 31, 1999, there has not been (a) any declaration or payment of any dividend or other distribution in respect of the Shares; (b) any adverse change in Company's business or the results of its operations; (c) any damage, destruction or casualty loss, whether or not covered by insurance, affecting Company's assets or business; (d) (i) any increase in the rate or terms of compensation payable to or to become payable to Company's employees (the "Employees"), except increases occurring in accordance with Company's customary practices or as required by existing employment agreements or (ii) any modifications in employee benefits to the Employees; (e) entry into, termination of (except by reason of the occurrence of a contractually specified termination date) or amendment to any contract or commitment or license or permit material to Company's business; (f) any creation or assumption of any mortgage, pledge, or other lien or encumbrance upon any of Company's assets; (g) any sale, assignment, lease, transfer or other disposition of any of Company's assets, except in the ordinary course of business; (h) any imposition or incurring of any obligation or liability, fixed or contingent, except in the ordinary course of business; (i) entry into any agreement with respect to the operation of Company's business pursuant to which the aggregate annual financial obligation of Company may exceed $10,000, or which is not terminable by Company without penalty upon 30 days' notice or less; (j) any commitment to make any purchase for, or sale or license of any equipment, supplies, Proprietary Rights, Software, or inventories relating to the operation of Company's business, except in the ordinary course of business; (k) any commitment in excess of $10,000 for any capital expenditure which Company shall have any financial obligation to discharge subsequent to Closing; or (l) any transaction otherwise relating to Company's business not in the ordinary course of business.


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         3.8 CERTAIN CONTRACTS AND ARRANGEMENTS. Section 3.8 of the Sellers'
Disclosure Letter sets forth all Contracts to which Company is a party or by which it, or its properties or assets are bound. Section 3.8 of the Sellers' Disclosure Letter also indicates which of such Contracts requires the consent of a third party in order to continue in full force and effect after Closing without, as a result of the consummation of the transactions contemplated by this Agreement, being violated or resulting in a default (or giving rise to any liens or right of termination, cancellation or acceleration), with or without notice or the lapse of time. Each of the Contracts to which Company is a party is a legal, valid and binding obligation of Company, enforceable against Company (and, to the Knowledge of Company and Sellers, against any other party thereto) in accordance with its terms, and Company has not given or received any notice of default, nor do Sellers or Company have Knowledge of any event of default with respect to any such agreement which is uncured or unremedied.

         3.9 LITIGATION. There are no lawsuits, claims or legal, administrative or arbitration proceedings or investigations pending or against or, to the Knowledge of Sellers or Company, threatened by or affecting Sellers, Shares, Company or any of its properties, assets, operations or business.

         3.10 TAXES AND TAX RETURNS.

         (a) Company has duly and timely filed all Tax Returns (as hereinafter defined) required to be filed by it and due on or before the date of this Agreement; all such Tax Returns are true, correct and complete in all material respects, and Company has duly paid or made provision on the Financial Statements, for payment of all Taxes (as hereinafter defined) which have been incurred or are due to any taxing authorities. Company has established on the Financial Statements reserves that are adequate for the payment of all Taxes not yet due and payable. All amounts required to be paid by Company as estimated income taxes under Code ss. 6655, and all comparable provisions of state or local statutes, have been duly paid. Since December 31, 1999, Company has not incurred any liability for Taxes, other than in the ordinary course of business. There are no disputes pending in respect of, or known claims asserted for, Taxes, nor are there any pending, or to the Knowledge of Company and Sellers, threatened audits or investigations or outstanding matters under discussion with any taxing authorities with respect to the payment of Taxes, nor has Company given or been requested to give any currently effective waivers extending the statutory period of limitation applicable to any Taxes for any period. No issues that have been raised by any taxing authority in connection with any Taxes or Tax Returns are of a recurring nature which would apply to Taxes or Tax Returns after the Closing Date. Neither Company nor Sellers have Knowledge of any threatened claim or dispute, or the basis for any such claim or dispute, for past due Taxes.

         (b) There are no liens with respect to Taxes (except for liens for taxes, assessments or other governmental charges not yet delinquent) upon any of the properties or assets, real, personal or mixed, tangible or intangible, of Company.


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         (c)      There has been withheld or collected from each payment made to each employee of Company the amount of all Taxes, including without limitation federal income taxes, Federal Insurance Contributions Act taxes and state and local income, payroll and wage taxes, required to be withheld or collected therefrom through the Closing Date, and the same have been paid to the proper tax depositories or collecting authorities by the Closing Date or will be timely paid to the proper tax authorities thereafter. The Company has not taken any action not in accordance with its past practices that would have the effect of deferring any tax liability for Company from any taxable period ending on or before the Closing Date to any taxable period after the Closing Date.

         (d) Company (i) is not required to include in income any adjustment pursuant to Code ss. 481(a), and (ii) has not incurred any liability for Taxes of any other corporation, partnership, person or other entity under Treas. Reg. ss. 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

         (e) As of and at all times since July 2, 1986, Company has had on file with the Internal Revenue Service a valid election under
                  Section 1362 of the Code. In no year has Company incurred any tax liability under Sections 1374 or 1375 of the Code.

         (f) For purposes of this Agreement, (i) the term "Taxes" shall mean all taxes, charges, fees, levies or other assessments (whether federal, state, local or foreign) with respect to Company or its business, including, without limitation, income, gross receipts, excise, property, sales, use, transfer, license, payroll, franchise, ad valorem, withholding, Social Security and unemployment taxes; and such term shall include any interest, penalties and additions to such taxes, charges, fees, levies or other assessments, (ii) the term "Tax Return" shall mean any report, return or other information required to be supplied to a taxing authority in connection with Taxes, and (iii) the term "Code" shall mean the Internal Revenue Code of 1986, as amended.

         3.11 COMPLIANCE WITH APPLICABLE LAWS. The Company (a) is in compliance with all applicable statutes, laws, ordinances, rules, orders and regulations of any Governmental Authority or instrumentality, domestic or foreign, including, but not limited to, any statute, law, ordinance, rule, order, or regulation of any Governmental Authority pertaining to contractors, subcontractors, or vendors doing business with such Governmental Authority, (b) possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to hold its assets and carry on its business as presently conducted, and (c) is not liable for any arrears of wages or any penalties for failure to comply with any of the foregoing.

         3.12 LABOR MATTERS. Company is not a party to any collective bargaining agreement, and has not recognized or received a demand for recognition of any collective bargaining representative with respect thereto, and during the past three (3) years there have been no material labor strikes, disputes or work stoppages nor, to the Knowledge of Company and Sellers, are any such actions threatened against Company.

         3.13 CORPORATE AND PERSONNEL DATA; LABOR RELATIONS. Section 3.13 of the Sellers' Disclosure Letter lists the names of, and current salary or wage rates and total amount of any other bonus, commission, or other compensation paid since January 1, 1999 for, all the employees of Company who are employed, and all consultants and independent contractors of Company, as of the date hereof. The operation of the business of Company has complied with all applicable laws and regulations relating to the employment of labor, including those related to wages, hours, collective bargaining, discrimination, equal opportunity and the payment of Social Security or similar taxes. There are no unfair labor practice claims or charges pending involving Company relating to the operation of its business.

         3.14 EMPLOYEE BENEFIT PLANS; ERISA.

         (a) Section 3.14 of the Sellers' Disclosure Letter identifies each employee pension, retirement, profit sharing, bonus, incentive, deferred compensation, hospitalization, medical, dental, vacation, insurance, sick pay, disability, severance or other plan, fund, program, policy, contract or arrangement that are welfare benefit plans or employee pension benefit plans (within the meaning of Section 3 of ERISA and the regulations issued by the Department of Labor) maintained or contributed to by Company or any trade or business, whether or not incorporated (an "ERISA Affiliate"), that is a member of a controlled group of corporations or a trade or business under common control with Company (within the meaning of Sections 414(b), (c), (m) or (o) of the Code, or Section 4001(a)(14) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) (the "Plans"). Neither Company nor any ERISA Affiliate has ever participated in any "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA). Neither Company nor any ERISA Affiliate is subject to any liability with respect to its prior participation in, prior contributions to or prior obligations to contribute to any such multiemployer plan. Neither Company nor any ERISA Affiliate has any formal plan or commitment, whether legally binding or not, to create any additional Plan or modify or change any existing Plan that would affect any employee or terminated employee of Company or any ERISA Affiliate.

         b) With respect to each of the Plans, Company has heretofore delivered to Buyer true and complete copies of each of the following documents:

                           (i) the Plan (including all amendments thereto);

                           (ii) the annual report and actuarial report, if
                  required under ERISA, with respect to each such Plan for the last two years;

                           (iii) the most recent summary plan description,
                  together with each summary of material modifications, required under ERISA with respect to such Plan, and all material written employee communications relating to such Plan;

                           (iv) if the Plan is funded through a trust or any
                  third party funding vehicle, the trust or other funding agreement (including all amendments thereto) and the latest financial statements thereof;

                           (v) all contracts relating to the Plans with respect
                  to which Company or any ERISA Affiliate may have any liability, including, without limitation, insurance contracts, investment management agreements, subscription and participation agreements and record keeping agreements; and

                           (vi) the most recent determination letter received
                  from the Internal Revenue Service with respect to each Plan that is intended to be qualified under Section 401 of the Code.

         (c) Company and all ERISA Affiliates have paid all premiums (and interest charges and penalties for late payment if applicable) due to the Pension Benefit Guaranty Corporation ("PBGC") with respect to each employee pension plan within the meaning of
                  Section 3(2) of ERISA (each, a "Pension Benefit Plan") maintained or contributed to by Company or such ERISA Affiliate and each plan year thereof for which such premiums are required. On and after the effective date of ERISA, there has been no reportable event (as defined in Section 4043 of ERISA and the PBGC regulations thereunder) with respect to any Pension Benefit Plan subject to Title IV of ERISA. No liability under Title IV has been incurred by Company or any ERISA Affiliate since the effective date of ERISA that has not been satisfied in full, and no condition exists that presents a risk to Company of incurring any material liability under Title IV.

         (d) Except as set forth in Section 3.14 of the Sellers' Disclosure Letter, the fair market value of the assets of each Pension Benefit Plan required to be funded equals or exceeds the present value of all benefits (whether or not vested) accrued to date by all present or former participants or beneficiaries under such Plan. For this purpose, the assumptions prescribed by the PBGC for valuing pension plan assets or liabilities upon plan termination shall be applied to the extent such assumptions would apply upon termination of each such Plan. To the extent such assumptions would not apply, the actuarial assumptions used or required to be used to determine the funding requirements under a plan shall be applied. No Pension Benefit Plan has incurred any accumulated funding deficiency (as defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived. Full payment has been made on or prior to the Closing Date of all amounts which Company or any ERISA Affiliate is required to pay under the terms of each of the Plans and applicable law (including any employee salary deferral contributions described in Section 125 or 401(k) of the Code). Company and all ERISA Affiliates will make contributions to the Plans required to be made before the Closing Date for the current Plan year and for any prior year through the Closing Date, or if any such contributions are not before the Closing Date, will make adequate provisions for reserves therefor.

         (e) Neither Company nor any ERISA Affiliate has engaged in a transaction with respect to the Plans as a result of which Company or any ERISA Affiliate could be subject to either a material liability or material civil penalty assessed pursuant to Sections 409 or 502(i) of ERISA or a material tax imposed pursuant to Section 4975 or 4976 of the Code. Each of the Plans has been operated and administered by Company or an ERISA Affiliate in all material respects in accordance with applicable laws, including without limitation ERISA and the Code. There are no material pending or, to the Knowledge of Company or Sellers, threatened claims by or on behalf of any of the Plans, by any employee or beneficiary covered under any such Plan which allege a violation of ERISA or a breach of any fiduciary duties which would result in a material liability on the part of Company, any ERISA Affiliate or any Plan.

         (f) With respect to each of the Plans which is intended to be "qualified" within the meaning of Section 401(a) of the Code, a favorable determination letter has been received with respect to all items required to be included therein.

         (g) No amounts payable under the Plans or in connection with the transactions contemplated hereby will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code.

         (h) No Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees beyond retirement or other termination of service other than (i) coverage mandated by applicable law, (ii) death benefits or retirement, termination or disability retirement benefits under any "employee pension plan," as that term is defined in Section 3(2) of ERISA, (iii) deferred compensation benefits accrued as liabilities on the books of Company or any ERISA Affiliate, (iv) benefits payable under any welfare plan to employees who become disabled while employed, (v) benefits the full cost of which is borne by the current or former employee (or his beneficiary), or (vi) the Company's severance plan.

         (i) The consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee or officer of Company or any ERISA Affiliate to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or officer, (other than an acceleration of the time of payment or vesting which may occur by operation of law if any or all of the Plans are terminated) or (iii) result in any prohibited transaction described in Section 406 of ERISA or Section 4975 of the Code for which an exemption is not available.

         3.15 TITLE TO ASSETS.

         (a) Company is the owner of the assets used by it in connection with its business (except for Leased Property and Third Party Software) and has good and marketable title to all such assets free and clear of all liens, pledges, security interests, charges, claims, restrictions or other encumbrances and defects of title of any nature whatsoever, except as set forth in Section 3.15(a) of the Sellers' Disclosure Letter. The rights, properties and other assets currently owned, leased or licensed by Company include all rights, properties and other assets necessary to permit it to conduct its business in the same manner as conducted prior to the date hereof. Company does not own any real property. The conditions, restrictions and encumbrances set forth in Section 3.15(a) of the Sellers' Disclosure Letter do not materially interfere with, or have a material adverse effect on the operation of Company's business as presently conducted.

         (b) Section 3.15(b) of the Sellers' Disclosure Letter sets forth all depreciable tangible personal property of Company with a fair market value equal to or greater than five hundred dollars ($500). All of Company's tangible personal property, including, but not limited to, furniture, fixtures, buildings, machinery, tools, vehicles, computers, equipment, and related assets, are in a good state of repair, reasonable wear and tear excepted, and are useable by Company for their intended purposes.

         3.16 ACCOUNTS RECEIVABLE. All of Company's accounts receivable reflected on the Closing Date Balance Sheet (i) represent valid and bona fide claims, and (ii) were acquired or arose in the ordinary course of business.

         3.17 PROPRIETARY RIGHTS.

         (a) Ownership and Right to Use. Except as set forth in Section 3.17(a)(i) of the Sellers' Disclosure Letter, Company owns or has the right to use on a worldwide basis all Proprietary Rights that Company uses in its business. No Person, other than the Company has any Proprietary Rights in any product (including Software) being offered for sale or license by Company, or any earlier version of any such product (collectively, the "Products"). Section 3.17(a)(i) of the Sellers' Disclosure Letter identifies each such Proprietary Right that is owned by any other Person and used by Company and identifies the Contract pursuant to which Company uses such Proprietary Right. Except as set forth in Section 3.17(a)(i) of the Sellers' Disclosure Letter, Company does not have any obligation to pay any royalty or other fee to any Person relating to any Proprietary Right owned by that Person. Company is not under any obligation to any other Person to register, protect or otherwise take any action with respect to any Proprietary Right. Company has not entered into any Contract, other than those Contracts listed in Section 3.17(a)(ii) of the Sellers' Disclosure Letter, that grants any Person a license in any Proprietary Right or that imposes any restriction or limitation upon Company relating to its use of Proprietary Rights.

         (b) Marks and Trade Names. Section 3.17(b) of the Sellers' Disclosure Letter lists each Mark and trade name that has been used by Company during the last five years, to identify its goods, services or business and lists each registration that has been filed or obtained with respect to any Marks. All such Marks have been in continuous use since the date of their first use, and Company has the right to use each such Mark and trade name within the scope, and in the geographic area, of its present use. To the Knowledge of Company and each Seller: (i) no other Person is using a confusingly similar trade name to describe a business that is similar to Company's business; (ii) no other Person is using a confusingly similar Mark to describe products or services that are similar to the products and services of Company; and (iii) no other Person is currently using any Mark or trade name in a manner that would preclude Company from using its Marks and trade names throughout the United States, Canada, and Europe. Any trade names and Marks that have been obtained through transfer or assignment include the associated goodwill.

         (c) Patents. Neither Sellers nor Company own or license any Patent and neither Sellers nor Company have filed any Patent applications.

         (d) Copyrights. Neither Sellers nor Company own any Copyright registrations and neither Sellers nor Company have filed any applications for a Copyright registration.

         (e) Trade Secrets. Company has taken efforts that are reasonable under the circumstances to prevent the unauthorized disclosure to any other Person of such portions of Company's Trade Secrets as would enable any other Person to compete with Company within the scope of its business as now conducted and as presently proposed to be conducted. Each current or former employee and independent contractor of Company who has had access to material confidential information of Company during the last five years has executed or will execute prior to Closing, a confidentiality agreement obligating that person not to use any Trade Secrets of Company, except in performing duties for Company, and not to disclose any such Trade Secrets to any other Person, and each such confidentiality agreement was at the time of execution, and remains, enforceable by Company.

         (f) No Infringement. Company has not interfered with, infringed upon or misappropriated any Proprietary Right of any other Person. To Sellers' and Company's Knowledge, no Person is interfering with, infringing upon or misappropriating any Proprietary Right of Company. No claim has been asserted by any Person: (i) that such Person has any right, title or interest in or to any of Company's Copyrights, Patents, Trade Secrets or Know-how; (ii) that such Person has the right to use any of Company's Marks or trade names; (iii) to the effect that any past, present or projected act or omission by Company infringes any Proprietary Right of such Person; or (iv) that challenges Company's right to use any of its Proprietary Rights.

         3.18 SOFTWARE.

         (a) Ownership and Right to Use. Section 3.18(a) of the Sellers' Disclosure Letter lists all Company Software and Third Party Software that Company uses, licenses to any other Person or otherwise distributes, or has used, licensed to any other Person, or otherwise distributed during the last five years in or in connection with the business of Company. Section 3.18(a) of the Sellers' Disclosure Letter also lists each Contract pursuant to which Company has purchased or licensed any such Third Party Software, or a copy thereof, from another Person, and Company and Sellers have delivered to Buyer complete, current, and accurate copies of all such Contracts. Each Person who participated in the development of Software has either so participated as an employee of Company or entered into a written agreement assigning all rights therein, including the copyright and moral rights in such Software (including the related documentation) to Company. There is no Third Party Software embedded in the Software except as set forth in
                  Section 3.18(a) of the Sellers' Disclosure Letter. In each instance in which Company is using, sublicensing or distributing, or has used, sublicensed or distributed Third Party Software, or a copy thereof, Company had and has sufficient rights for such use and to grant such sublicenses or distribute such Third Party Software and such use, sublicense or distribution was and is in compliance with and in no way has breached or is breaching any Contract, obligation, agreement or license between Company and the owner or provider of such Third Party Software.

         (b) Viruses and Self Help Code. None of the Software nor, to the Knowledge of Company and Sellers, Third Party Software includes any instructions, algorithms or code that would cause such Software (including any component, routine, or subroutine thereof or other data relating thereto) to maliciously: (i) be modified or damaged; (ii) modify, damage or delete itself or cause other Software, programs, routines or subroutines or data to be modified, damaged or deleted or to modify, damage or delete themselves; (iii) replicate and propagate itself throughout other Software, programs, routines or subroutines or data; (iv) search for and consume memory in computers or transmit data; (v) usurp the normal operation of computer facilities; or (vi) alter or place itself within or substitute itself for any other Software product, including any component, routine, or subroutine thereof and other data relating thereto. None of the Software contains any time bomb, drop dead device, or other software routine designed to disable the Software with the passage of time, or under the control or at the direction of any Person other than the user.

         (c) Source Code. The Source Code and related documentation for the Software (including any Third Party Software embedded in the Software) contain sufficient comments and explanatory notes, including detailed information in respect of objects used, the objectives of each module of the Source Code for the Software, how each module of the Software integrates with each other module of the Software, and changes made to the Software to correct errors or to implement updates or modifications, so as to enable a programmer having average skill and ability in the technical environment that the Source Code for the Software is written in, and familiarity, skill and ability working with software of similar complexity, to understand, maintain and modify the Source Code for the Software. The Software performs in all material respects in conformance to the Software Source Code documentation and the applicable end user and operating documentation. Except as set forth in Section 3.18(c) of the Sellers' Disclosure

                  Letter, Company has not provided, escrowed, or otherwise disclosed the Source Code for any Software owned by Company to any third party.

         3.19 YEAR 2000.

         (a) No claims have been made or are presently threatened by any Person in respect of the failure of the Software to be Year 2000 Compliant.

         (b) The Software currently offered for sale or license, and all Software previously sold or licensed with respect to which any warranty relating to operation or performance is still in effect and/or Company has continuing maintenance obligations (including any customizations or enhancements to any of the foregoing performed by Company for any Person(s)), exclusive of those modules or versions set forth in Section 3.19 of the Sellers' Disclosure Letter, is Year 2000 Compliant. To the knowledge of Sellers and Company, all Third Party Software is Year 2000 Compliant.

         (c) For purposes of this Agreement, the Software will be "Year 2000 Compliant" if:

                           (i) The functions, calculations and other computing
                  processes of the Software (collectively "Processes") perform in a consistent manner and correctly track and account for dates and passage of time, regardless of the date in time on which the Processes are actually performed and regardless of the date on which data were input into the product, whether before, on or after January 1, 2000 and whether or not the dates are affected by leap years;

                           (ii) The Software accepts, calculates, compares,
                  sorts, extracts, sequences and otherwise processes date inputs and date values, and returns and displays date values in a consistent manner and correctly tracks and accounts for dates and the passage of time, regardless of the dates used, whether before, on or after January 1, 2000;

                           (iii) The Software functions without interruptions
                  caused by the date in time on which the Processes are actually performed or by the date input to the system, whether before, on or after January 1, 2000;

                           (iv) The Software accepts and responds to year input
                  in a manner that resolves any ambiguities as to century in a defined and predetermined and appropriate manner; and

                           (v) The Software stores all dates in an eight digit
                  format and displays date information in ways that are unambiguous as to the determination of the century.

         3.20 INSURANCE. Section 3.20 of the Sellers' Disclosure Letter lists all of the material insurance policies maintained by Company as of the date hereof, and indicates the insurer's name, policy number, expiration date and amount and type of coverage. All of such policies are in full force and effect and are of an amount and type of coverage customarily maintained by prudent companies similarly situated to Company.

         3.21 TRANSACTIONS WITH AFFILIATES. Except as set forth in Section 3.21 of the Sellers' Disclosure Letter, no beneficial owner of the outstanding Shares, and no officer or director of Company, or any entity in which any of such persons owns any beneficial interest (other than a publicly-held corporation whose stock is traded on a national securities exchange or in the over-the-counter market and less than 5% of the stock of which is beneficially owned by all of such persons), has any agreement, arrangement or understanding with Company or any interest in any property, real, personal or mixed, tangible or intangible, used in or pertaining to the business of Company other than compensation and benefits as an employee payable in the ordinary course.

         3.22 ENVIRONMENTAL MATTERS.

         (a) No Environmental Approvals are required for the operation of the business of Company. All operations of Company conducted on the Leased Real Property and, to the Knowledge of Company and Sellers, the Leased Real Property itself, have been and are now, in compliance with all existing Environmental Laws.

         (b) Neither the business of Company, the Leased Real Property nor any of the assets of Company has been or is now the subject of any Remedial Order, nor is there any investigation or evaluation in progress, pending, or to the Knowledge of Company and Sellers, threatened regarding whether such Remedial Order is necessary and no circumstances exist that could result in the issuance of any such Remedial Order with respect to the business or assets of Company or the Leased Real Property. Company has never been prosecuted for or convicted of any offense under any Environmental Laws, nor has Company been found liable in any proceeding to pay any fine or judgment to any Person as a result of any Release or threatened Release of any Hazardous Substance into the Environment or the breach of any Environmental Law and to the Knowledge of Company and Sellers, there is no basis for any such proceeding.

         (c) There are no environmental data or studies (including the results of any environmental audit) with respect to the business or assets of Company or, to the Knowledge of Company and Sellers, the Leased Property.

         (d) Except for ordinary commercial cleaning, maintenance and painting products and materials which have been used by the Company's landlord or its contractor in connection with the upkeep and maintenance of the Leased Real Property, neither Company nor Sellers have any knowledge of any Hazardous Substance in, on or under the Leased Real Property or any other assets of Company.

         (e) None of Company or Sellers has received any notice, request for information, complaint or order under any Environmental Law with respect to the Leased Real Property or any other asset of Company or any property previously owned, leased or operated by Company.

         3.23 FULL DISCLOSURE. No statement contained in this Agreement or in any document, certificate or other writing furnished or to be furnished by Sellers or Company with respect to this Agreement contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact that was necessary, in light of the circumstances under which it was made, in order to avoid statements herein or therein being misleading.

                                   ARTICLE IV

                     REPRESENTATIONS AND WARRANTIES OF BUYER

         Buyer and Parent each represent and warrant to Sellers as follows:

         4.1 ORGANIZATION. Parent and Buyer are each corporations duly organized, validly existing and in good standing under the laws of the State of Delaware and have the requisite power and authority to own, lease and operate their properties and to carry on their business as now being conducted, except where the failure to have such power and authority would not, in the aggregate, have a material adverse effect on the business, operations or financial condition of Parent and Buyer collectively.

         4.2 AUTHORITY RELATIVE TO THIS AGREEMENT. Each of Parent and Buyer has the power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by Parent and Buyer and no other proceedings on the part of Parent or Buyer are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Buyer and constitutes the legal, valid and binding agreement of each of Parent and Buyer, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar law affecting the rights of creditors generally.

         4.3 CONSENTS AND APPROVALS; NO VIOLATION. Except as set forth in
Section 4.3 of the Buyer's Disclosure Letter, neither the execution, delivery and performance of this Agreement by Parent or Buyer nor the operation of the business by Buyer will (a) conflict with or result in any breach of any provision of the Certificates of Incorporation or bylaws of Parent or Buyer, (b) result in a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, agreement, lease or other instrument or obligation to which Parent is a party and which is listed as an Exhibit on Parent's most recent annual report on Form 10-K filed with the Securities Exchange Commission, or to which Buyer is a party or by which any of Buyer's assets may be bound, except for such defaults (or rights of termination, cancellation or acceleration) as to which requisite waivers or consents have been obtained, or
(c) violate any law, statute, rule, regulation, order, writ, injunction or decree of any federal, state or local governmental authority or agency which is applicable to Parent or Buyer or any of their respective assets.

         4.4 LITIGATION. There are no legal, administrative, arbitration or other proceedings or governmental investigations pending or, to the Knowledge of Parent and Buyer, threatened against Parent or Buyer that would give any third party the right to enjoin, rescind or condition the transactions contemplated hereunder.

                                   ARTICLE V

                            COVENANTS OF THE PARTIES

         5.1 ORDINARY CONDUCT. Except as contemplated by this Agreement, during the period from the date of this Agreement to the Closing Date, Company and Sellers will cause the business of Company to be conducted in the ordinary course in substantially the same manner as presently conducted and will use their best efforts to preserve their relationships with customers, suppliers and others with whom they deal and to keep available the services of their officers and employees. In addition, except as otherwise contemplated by this Agreement or as set forth in Section 5.1 of the Sellers' Disclosure Letter, Company will not, and Sellers will not permit Company to do any of the following without the prior written consent of Buyer:

         (a)      amend its articles of incorporation or bylaws;

         (b) redeem or otherwise acquire any shares of its capital stock or issue any capital stock or any option, warrant or right relating thereto or declare or pay any dividend on its capital stock;

         (c) enter into any material contract or commitment relating to the operation of its business;

         (d)      adopt or amend in any respect any Plan;

         (e) grant to any executive officer or employee any increase in compensation;

         (f) incur any liabilities, obligations or indebtedness or guarantee any such liabilities, obligations or indebtedness, other than current liabilities incurred in the ordinary course of business;

         (g) cancel any material indebtedness (individually or in the aggregate) or waive any claims or rights of substantial value;

         (h) make any change in any method of accounting or accounting practice or policy other than those required by generally accepted accounting principles;

         (i) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets or securities of, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets that are material individually, or in the aggregate, to the business of Company, taken as a whole;

         (j) sell, lease, license, or otherwise dispose of, or agree to sell, lease, license, or otherwise dispose of, any of its assets, including, but not limited to any Software of Company or Company's Proprietary Rights, except Software licensed in the ordinary course of business consistent with past practice;

         (k) grant a security interest in, or otherwise pledge as collateral, any assets of Company;

         (l) take, or agree in writing or otherwise to take, any action which would make any of the representations or warranties of Sellers or Company contained in this Agreement untrue or incorrect or would result in any of the conditions set forth in this agreement not being satisfied; or

         (m) agree, whether in writing or otherwise, to do any of the foregoing.

         5.2 ACCESS TO INFORMATION.

         (a) Between the Effective Date and the Closing Date, Sellers will and will cause the Company (i) to give Parent and Buyer and its authorized representatives reasonable access, during normal business hours and upon reasonable notice, to the books, records, offices and other facilities and properties of Company, and (ii) to cause its officers, agents or other appropriate officials to furnish Parent and Buyer with such financial and operating data (including accountants' work papers) and other information with respect to the business operations of Company including, without limitation, information relating to Taxes, as Parent and Buyer may from time to time reasonably request; provided, however, that any such investigation by Buyer shall be conducted in such a manner as not to interfere unreasonably with the normal operations of Company.

         (b) Until the Closing, Parent and Buyer (i) will hold, and will use their best efforts to cause their officers, directors, employees, lenders, accountants, representatives, agents, consultants and advisors to hold, in strict confidence all information (other than such information as may be publicly available) furnished to Parent or Buyer in connection with the transactions contemplated by this Agreement as well as all information concerning Company contained in any analyses, compilations, studies or other documents prepared by or on behalf of Parent or Buyer (collectively, the "Information"); and (ii) will not, without the prior written consent of Company, except as required by law, release or disclose any Information to any other person, except to Parent's and Buyer's officers, directors, employees, lenders, accountants, representatives, agents, consultants and advisors who need to know the Information in connection with the consummation of the transactions contemplated by this Agreement. If the transactions contemplated by this Agreement are not consummated, the Information, including all analyses, compilations, studies or other documents prepared by or on behalf of Parent and Buyer based on the Information, will be returned to Company or destroyed immediately upon Company's request therefor.

         5.3 NO SOLICITATION. Company and the Sellers will not, and Company will use its best efforts to cause its officers, directors, employees and agents not to, directly or indirectly, solicit or initiate or encourage any inquiries or the making of any proposal with respect to or engage in any discussions or negotiations with, or provide any confidential information or data to, any corporation, partnership, person or other entity or group concerning any merger, business combination, share exchange, sale of substantial assets, sale of shares of capital stock or similar transaction involving Company. Sellers shall notify Buyer if any corporation, partnership, person or other entity makes any proposal, offer, inquiry or contact with respect to any of the foregoing.

         5.4 NONCOMPETITION BY THE SELLERS.

         (a) Each Seller agrees that beginning on the Closing Date and for a period of three (3) years (the "NONCOMPETITION TERM"), such Seller will not, directly or indirectly, either as principal, agent, manager, employee, partner, shareholder, director, officer, consultant or otherwise (i) become engaged or involved in any business (other than as a less than 5% equity owner of any corporation traded on any national, international or regional stock exchange or in the over-the-counter market), that manufactures, develops, markets, distributes, services or sells legal case management software or engages in any business similar thereto; or (ii) induce or attempt to induce any customer, supplier, employee, consultant, contractor or agent of Company or any affiliate thereof to reduce, terminate, restrict or otherwise alter its business relationship with such Person.

         (b) The provisions of SECTION 5.4 shall be limited in scope and effective only in such geographic areas where Parent is doing business as of the Closing Date.

         (c) If any provision or part of this SECTION 5.4 is held to be unenforceable because of the duration of such provision or the geographic area covered thereby, the parties hereto agree to modify such provision, or that the court making such determination shall have the power to modify such provision, to reduce the duration or area of such provision or both, or to delete specific words or phrases herefrom ("BLUE-PENCILING"), and, in its reduced or blue-penciled form, such provision shall then be enforceable and shall be enforced. If either Seller violates any of the restrictive covenants set forth in this SECTION 5.4, then the time limitation otherwise applicable to the breaching party shall be extended for a period of time equal to the period of time during which such breach or breaches occurred. The parties intend the above restrictions on competition to be completely severable and independent, and any invalidity or unenforceability of any one or more of such restrictions shall not render invalid or unenforceable any one or more of the other restrictions.

         (d) Each Seller acknowledges that Buyer may have no adequate means to protect its rights under this SECTION 5.4 other than by securing an injunction (a court order prohibiting Sellers from violating this Agreement). Each Seller agrees that Buyer or Company may enforce this Agreement by obtaining a preliminary and permanent injunction and any other appropriate equitable relief in any court of competent jurisdiction. Each Seller acknowledges that the recovery of damages will not be an adequate means to redress a breach of this Agreement, but nothing in this SECTION 5.4 shall prohibit Buyer or Company from pursuing any remedies in addition to injunctive relief, including recovery of damages.

         (e) Each Seller acknowledges and agrees that Parent and Buyer would not agree either to consummate the transactions under this Agreement or to enter into this Agreement in the absence of the covenants made by the Sellers in this SECTION 5.4, and that such agreements by Parent and Buyer, along with the payment of the amounts payable hereunder, constitute adequate and sufficient consideration for the covenants made by Sellers in this SECTION 5.4.

         5.5 LICENSE OF NOTEBOOK DESIGNER TOOL. In the event that the employment of either of Sellers is terminated by Buyer without cause prior to the third anniversary of the Closing Date, subject to the terms and conditions of SECTION 5.4, which terms shall apply throughout the duration of any license granted pursuant to this SECTION 5.5, Buyer agrees to negotiate in good faith with such Seller regarding the grant to such Seller of a nonexclusive license to use the Notebook Designer Tool Software on favorable terms pursuant to a licensing arrangement mutually agreeable to Sellers and Buyer.

         5.6 SECTION 338(h)(10) ELECTION. Upon consummation of the transactions contemplated hereunder, Sellers and Buyer shall join in making a timely election under Section 338(h)(10) of the Code (a "SECTION 338(h)(10) ELECTION") with respect to the purchase of the Shares pursuant to this Agreement and shall make similar elections under state and local law to the fullest extent possible. Buyer will be responsible for preparing and filing all documents and materials necessary in connection with making the Section 338(h)(10) Election and any similar elections under state and local law. For purposes of the Section 338(h)(10) Election, the assets of Company shall be valued as provided by Buyer in Section 5.6 of the Buyer's Disclosure Letter and the aggregate sale price shall be determined in accordance with the regulations promulgated under Section 338 of the Code. Sellers, Parent, Buyer and Company will file all tax returns in a manner consistent with the Section 338(h)(10) Election and the valuation of the assets determined as provided above.

         5.7 RIGHTS OF PARTICIPATION IN SUBSEQUENT SALE OF THE COMPANY. In the event that Buyer or Parent desires to transfer all or substantially all of the stock or assets of the Company or the Post-Acquisition Business (other than any such transfer of the stock or assets of the Company or the Post-Acquisition Business that is incident to any merger, consolidation, business combination, stock or asset sale or similar transaction involving Parent or any transfer of any portion of the stock, assets or business of Parent or any of its subsidiaries other than that represented solely by the stock or assets of the Company or the Post-Acquisition Business) to any Person other than an Affiliate of Parent, Parent shall, to the extent permitted by applicable securities law (after consultation with counsel), first provide to Sellers a written notice (an "Offering Notice") of such desire. Sellers shall have the right, which must be exercised within 10 days following receipt of the Offering Notice, to notify Parent whether Sellers are interested in making a bona fide offer for the Post-Acquisition Business. If Sellers so notify Parent, Parent agrees that Sellers shall be provided similar information, access and opportunity to conduct due diligence and to submit an offer to acquire the Post-Acquisition Business as provided to other potentially interested third parties up until the earlier of such time as Parent enters (a) a letter of intent or other written agreement to pursue exclusive negotiations with another party or (b) a definitive agreement to sell the Post-Acquisition Business. Notwithstanding anything in this SECTION 5.7 to the contrary, Sellers' rights hereunder shall be expressly conditioned upon Sellers' good faith cooperation with, and assistance to, Parent in promoting the possible sale of the Post-Acquisition Business to a third party, and organizing and responding to due diligence requests with respect to such sale. All of each Seller's rights under this SECTION 5.7 shall cease as of the earlier of such time as (a) Seller ceases to be employed by Parent or any Affiliate of Parent or (b) no amount of the Base Purchase Price or Additional Purchase Price is owing to any Seller.

         5.8 RETENTION POOL.

         Buyer and Seller agree to contribute to a retention bonus pool for the benefit of Richard Wargo in such amounts and subject to the terms set forth in
Section 5.8 of the Buyer's Disclosure Letter.

         5.9 OTHER ACTIONS. Sellers, Parent, Company and Buyer hereby agree that each, at its own expense, shall use its best efforts and shall cooperate fully with the other in preparing, filing, prosecuting, and taking any other actions with respect to any applications, requests, or actions that are or may be reasonable and necessary to obtain the consent of any governmental instrumentality or any third party or to accomplish the transactions contemplated by this Agreement.

         5.10 CONSUMMATION OF AGREEMENT. Company, Parent, Buyer and Sellers will each use their best efforts to perform or fulfill all conditions and obligations to be performed or fulfilled by each of them under this Agreement so that the transactions contemplated hereby shall be consummated. If any event should occur that would materially delay or prevent fulfillment of the conditions upon the obligations of any party hereto to consummate the transactions contemplated by this Agreement, that party will notify the others of any such event and the parties will use their respective reasonable, diligent and good faith efforts to cure or minimize the same as expeditiously as possible.

         5.11 PUBLICITY. The parties agree that no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior consent of the other parties, except as such release or announcement may be required by law or the rules or regulations of any United States or foreign securities exchange or quotation system, in which case the party required to make the release or announcement shall allow the other parties reasonable time to comment on such release or announcement in advance of such issuance.

         5.12 SELLERS' DISCLOSURE LETTER. Company and Sellers shall promptly notify Buyer (a) of any event, fact or other circumstance arising after the date hereof that would have caused any section of Sellers' Disclosure Letter to be untrue or misleading had such event, fact, or circumstance arisen prior to the delivery of Sellers' Disclosure Letter, and (b) of any occurrence, event or other circumstance that may reasonably be expected to result in the inability of Company or Sellers to comply with a condition of Closing, or to materially delay Company's or Sellers' performance of any such condition.

                                   ARTICLE VI

                               CLOSING CONDITIONS

         6.1 CONDITIONS TO EACH PARTY'S OBLIGATIONS TO EFFECT THE TRANSACTIONS CONTEMPLATED HEREBY. The respective obligations of each party to effect the transactions contemplated hereby shall be subject to the fulfillment of the following conditions:

                  No party to this Agreement shall be subject on the Closing Date to any order, decree or injunction of a court of competent jurisdiction that enjoins or prohibits the consummation of this Agreement, nor shall there be pending a suit or proceeding by any governmental authority that seeks injunctive or other relief in connection with the transactions contemplated hereby.

         6.2 CONDITIONS TO THE OBLIGATIONS OF COMPANY AND SELLERS TO EFFECT THE TRANSACTIONS CONTEMPLATED HEREBY. The obligations of Company and Sellers to effect the transactions contemplated hereby shall be further subject to the fulfillment of the following conditions, any one or more of which may be waived by Sellers:

         (a) All representations and warranties of Parent and Buyer contained in this Agreement shall be true and correct in all material respects, or if qualified by materiality, in all respects, as of the date hereof and as of the Closing Date as though made as of such date. Parent and Buyer shall have performed and complied in all material respects with all covenants and agreements contained in this Agreement required to be performed and complied with by Parent and Buyer at or prior to the Closing Date. Company shall have received a certificate to the matters set forth in this subparagraph (a) signed on behalf of Parent by an authorized officer of Parent, and signed on behalf of Buyer by an authorized officer of Buyer.

         (b) All documents, if any, required to have been delivered by Parent or Buyer to Company, at or prior to the Closing Date, shall have been delivered.

         (c) Sellers shall have received from each of Parent and Buyer copies, certified by the Secretary or an Assistant Secretary, of each of Parent and Buyer's Articles of Incorporation (certified by the Secretary of State of Delaware) and bylaws, together with the resolutions of the Boards of Directors of Parent and Buyer authorizing the execution, delivery and performance of this Agreement and all instruments and documents to be delivered in connection herewith and the transactions contemplated hereby by Parent and Buyer.

         (d) Sellers shall have received an opinion from Robinson, Bradshaw & Hinson, P.A., counsel to Parent and Buyer, dated as of the Closing Date and in substantially the form of EXHIBIT A.

         6.3 CONDITIONS TO THE OBLIGATIONS OF BUYER TO EFFECT THE TRANSACTIONS CONTEMPLATED HEREBY. The obligations of Parent and Buyer to effect the transactions contemplated hereby shall be further subject to the fulfillment of the following conditions, any one or more of which may be waived by Parent and Buyer:

         (a) All representations and warranties of Company and Sellers contained in this Agreement shall be true and correct in all material respects, or if qualified by materiality, in all respects, as of the date hereof and as of the Closing Date as though made as of such date. Company and Sellers shall have performed and complied in all material respects with all covenants and agreements contained in this Agreement required to be performed and complied with by them at or prior to the Closing Date. Buyer shall have received a certificate to the matters set forth in this subparagraph (a) signed on behalf of Company by its chief executive officer.

         (b) All documents, if any, required to have been delivered by Company or Sellers to Buyer, at or prior to the Closing Date, shall have been delivered.

         (c) Buyer shall have received from Sellers copies, certified by the Secretary or an Assistant Secretary of Company, of Company's Articles of Incorporation (certified by the Secretary of State of Pennsylvania) and bylaws, together with the resolutions of the Board of Directors and Shareholders of Company authorizing the execution, delivery and performance of this Agreement and all instruments and documents to be delivered in connection herewith and the transactions contemplated hereby by Company.

         (d) As of the Closing Date, Buyer shall have received a long-form certificate of good standing, as of a recent date, as to the corporate status of Company from its state of incorporation.

         (e) Company shall have obtained consents or waivers with respect to all matters listed in Section 3.3 and Section 3.8 of the Sellers' Disclosure Letter.

         (f) Each of the Key Employees shall have entered into an employment agreement with Buyer in the form set forth in
                  Section 6.3 of the Buyer's Disclosure Letter (the "Employment Agreements").

         (g) Buyer shall have received an opinion from Indik & McNamara, P.C., counsel to Company and Sellers, dated as of the Closing Date and in substantially the form of EXHIBIT B.

         (h) Parent and Buyer shall have received the Audited Financial Statements.

                                  ARTICLE VII

                  SURVIVAL OF REPRESENTATIONS; INDEMNIFICATION

         7.1 SURVIVAL OF REPRESENTATIONS. All representations, warranties and agreements made by the parties in this Agreement shall survive the Closing, but all claims made by virtue of such representations, warranties and agreements shall be made under, and subject to the limitations set forth in, this ARTICLE VII.

         7.2 SELLERS' AGREEMENT TO INDEMNIFY.

         (a) INDEMNIFICATION. Subject to the limitations, conditions and provisions set forth herein, each Seller agrees, jointly and severally, to indemnify, defend and hold harmless Parent, Buyer and Company, their respective officers, directors, employees, agents, subsidiaries, shareholders, and their successors and assigns (the "Buyer Indemnitees"), against and in respect of:

                           (i) Any and all loss, expense, damage or deficiency
                  resulting from any misrepresentation, breach of warranty, or other violation of any of the warranties or representations of Company or any Seller contained in this Agreement or any documents executed in connection herewith or in connection with the transactions contemplated hereby, or any certificate or other instrument furnished to Buyer hereunder;

                           (ii) Any and all loss, expense, damage or
                  deficiencies resulting from any breach of any of the covenants of Company or any Seller contained in this Agreement or any documents executed in connection herewith or in connection with the transactions contemplated hereby;

                           (iii) Any failure to obtain any consent required for
                  any Contract to continue in full force and effect after Closing as specified in SECTION 3.8, without regard to whether Buyer has waived the requirements to obtain any such consent as a condition to Closing;

                           (iv) Any loss, expense, damage or deficiencies
                  resulting from the failure of any Third Party Software to be Year 2000 Compliant; and

                           (v) Any and all damages, deficiencies, liabilities,
                  costs and legal and other expenses incurred (including reasonable attorneys' fees) in any actions, suits, proceedings, demands, assessments or judgments arising out of any of the foregoing or out of enforcement of any rights under this Agreement.

No indemnification shall be required to be made under SECTION 7.2(a)(i) until the aggregate amount of the Buyer Indemnitees' damages exceeds $50,000 (the "Sellers' Basket") and Sellers shall be obligated to indemnify, defend and hold harmless the Buyer Indemnitees only to the extent that the aggregate amount of losses, expenses, damages, deficiencies, liabilities, costs and legal and other expenses exceeds the amount of Sellers' Basket, but in no event in excess of an aggregate amount equal to the sum of the Base Purchase Price and the Earnout Amount; provided, however, that the Sellers' Basket shall not apply to any Claims of the Buyer Indemnitees arising from or related to breaches of any of the representations and warranties contained in SECTIONS 3.4, 3.10, 3.15, and
3.16 or the covenant contained in SECTION 5.8. Furthermore, indemnification under SECTION 7.2(a) with respect to any Claim (as defined below) of the Buyer Indemnitees shall not be required hereunder unless Buyer delivers to Sellers notice of such Claim (1) within six (6) years from the Closing Date with respect to a Claim on account of any representation set forth in SECTIONS 3.10, 3.17, 3.18 or 3.19, (2) at any time, without limitation or expiration, with respect to a Claim on account of a breach of any representation set forth in SECTION 3.4, and within three (3) years from the Closing Date with respect to all other Claims. Notwithstanding anything herein to the contrary, none of the foregoing limitations shall apply in the case of any Claim involving intentional misrepresentation, fraud, or criminal matters, and the Buyer Indemnitees shall be entitled to the benefit of such additional time for the delivery of notice of their Claims, as the Buyer Indemnitees would be afforded for the commencement of the analogous causes of action under Pennsylvania common law relating to the discovery of causes of action and the tolling of limitations periods.

         (b)      CLAIMS.

                           (i) Within 30 days after receiving written notice
                  thereof, the Buyer Indemnitees will give Sellers written notice of any claims, demands, assessments, suits, judgments, proceedings or other actions (for purposes of this section, any "Claims") asserted (by third parties, governmental entities, or otherwise) against or incurred by any Buyer Indemnitees with respect to which such Buyer Indemnitees intend to claim indemnification from Sellers pursuant to
                  SECTION 7.2(a) (without regard to the Sellers' Basket), and Sellers, except as set forth in SECTION 7.2(b)(iv), will undertake the response or defense thereof by counsel of its own choosing, provided that such counsel shall be reasonably acceptable to Buyer; provided, however, that any failure to so notify Sellers of any Claims shall relieve Sellers of such indemnification obligation only to the extent Sellers demonstrate that the defense of such Claim is materially prejudiced by the failure to give such notice. The Buyer Indemnitees may, by counsel, participate in such proceedings, negotiations or defense at its own expense, but Sellers, except as set forth in SECTION 7.2(b)(iv), shall retain control over such proceedings, negotiation or litigation except as hereinafter set forth. In all such cases, the Buyer Indemnitees shall give reasonable assistance to Sellers.

                           (ii) In the event that within 15 days after written
                  notice of any such Claim, Sellers fail to notify the Buyer Indemnitees of their intention to respond or defend and to notify the Buyer Indemnitees of the engagement of counsel reasonably acceptable to Buyer, the Buyer Indemnitees will have the right to undertake the defense, compromise or settlement (subject to SECTION 7.2(b)(iii)) of such Claim for the account of Sellers, subject to the right of Sellers to assume the defense, compromise or settlement of such Claim at any time prior to final settlement, compromise or determination thereof.

                           (iii) Without prior written consent of Buyer, Sellers
                  shall not enter into any settlement of any Claim, or consent to the entry of any judgment with respect to any Claim.

                           (iv) Notwithstanding anything set forth herein to the
                  contrary, Sellers shall have no rights to defend any Claim relating to Taxes or control any proceedings, negotiations or litigation related thereto.

         (c) RELEASE OF COMPANY. From and after the Closing Date, Sellers shall have no rights of contribution against Company with respect to claims arising under this SECTION 7.2.

         (d) RIGHT OF SET-OFF. Upon notice to Sellers specifying in reasonable detail the basis for such set-off, each of Parent and Buyer may set-off any amounts to which they may be entitled from Sellers under this ARTICLE VII or otherwise, against the Earnout Amount, the Cash Amount, the Receivables Amount, the Section 338(h)(10) Amount, or any amounts otherwise payable hereunder to Sellers. Nothing in this
                  SECTION 7.2(d), however, shall permit Parent or Buyer to withhold any portion of any Earnout Amount, the Cash Amount, the Receivables Amount, the Section 338(h)(10) Amount, or any amount otherwise due and payable in excess of the amount to which it is claiming a right of set-off in accordance with this SECTION 7.2(d). If Sellers notify Parent in writing within 10 days after receipt of Parent's or Buyer's set-off notice described above that Sellers object to the basis for, or amount of, such set-off, specifying in reasonable detail the basis for, and amount of, such objection (each such dispute, a "Set-Off Dispute"), all parties agree that such Set-Off Dispute shall be submitted to, and resolved by, an independent person (the "Arbitrator") mutually agreed by Sellers and Parent. If Sellers and Parent cannot agree on a single Arbitrator, then the Set-Off Dispute shall be submitted to a panel of three Arbitrators, one selected by Sellers, one selected by Parent, and one by the two Arbitrators so selected. Any arbitration shall be conducted in Los Angeles, California, or such other place as the parties may agree, in accordance with the Commercial Arbitration Rules of the American Arbitration Association. The determination of the Arbitrator(s) shall be made within 30 days of the submission of the Set-Off Dispute, shall be in accordance with this Agreement, shall name the Person(s) to whom the funds that are the subject of the Set-Off Dispute are to be awarded and specify the amount of funds to be so awarded, shall be set forth in a written statement delivered to Sellers and Parent, and shall be final, binding and conclusive as to all parties hereto. Judgment upon the decision rendered by the Arbitrator(s) may be entered in any court having jurisdiction thereof. The Person(s) who are prevailed against in the resolution of such Set-Off Dispute shall pay the fees and expenses of the Arbitrator(s); and if one Person does not prevail on all issues, the fees and expenses shall be apportioned in such manner as the Arbitrator(s) shall determine. Any amount owing by any Person as a result of the resolution of a Set-Off Dispute shall be paid within 10 business days after final determination of such amount. If the Arbitrator(s) should determine that Parent lacked a good faith justification for any set off, or, if the Arbitrator(s) should determine that Parent set off an amount substantially in excess of any amount that Parent could reasonably have contended was due to it pursuant to ARTICLE VII hereof, the Arbitrator may, in its discretion, award interest to the Sellers at the rate of eight percent (8%) per annum from the date of such set-off.

         7.3 PARENT'S AND BUYER'S AGREEMENT TO INDEMNIFY.

         (a) Subject to the conditions and provisions set forth herein, Parent and Buyer, jointly and severally, will defend, indemnify and hold harmless Sellers, their successors and assigns (the "Seller Indemnitees"), against and in respect of:

                           (i) Any and all loss, expense, damage or deficiency
                  resulting from any misrepresentation, breach of warranty, or other violation of any of the warranties or representations of Parent or Buyer contained in this Agreement or any documents executed in connection herewith or in connection with the transactions contemplated hereby, or any certificate or other instrument furnished to Sellers hereunder;

                           (ii) Any and all loss, expense, damage or
                  deficiencies incurred resulting from any breach of any of the covenants of Parent or Buyer contained in this Agreement or any documents executed in connection herewith or in connection with the transactions contemplated hereby; and

                           (iii) Any and all damages, deficiencies, liabilities,
                  costs and legal and other expenses (including reasonable attorneys' fees) of all actions, suits, proceedings, demands, assignments or judgments arising out of any of the foregoing or out of the enforcement of any rights under this Agreement.

No indemnification shall be required to be made under SECTION 7.3(a)(i) until the aggregate amount of the Seller Indemnitees' damages exceeds $50,000 (the "Buyer's Basket"), and if the Seller Indemnitees' aggregate damages under
SECTION 7.3(a)(i) exceed the Buyer's Basket, Parent and Buyer, jointly and severally, shall be obligated to indemnify, defend, and hold harmless the Seller Indemnitees only to the extent that the aggregate amount of losses, expenses, damages, deficiencies, liabilities, costs and legal and other expenses exceed the amount of Buyer's Basket, up to, but in no event in excess of, an aggregate amount equal to the sum of the Base Purchase Price and the Earnout Amount not yet paid hereunder. Indemnification with respect to any Claim of the Seller Indemnitees shall not be required hereunder unless the Seller Indemnitees deliver to Buyer a notice of such Claim within three years from the Closing Date. Notwithstanding anything herein to the contrary, none of the foregoing limitations shall apply in the case of any Claim involving intentional misrepresentation, fraud, or criminal matters and the Seller Indemnitees shall be entitled to the benefits of such additional time for the delivery of notice of their Claims, as the Seller Indemnitees would be afforded for the commencement of analogous causes of action under Pennsylvania common law relating to the discovery of causes of action and the tolling of limitations periods.

         (b)      CLAIMS.

                           (i) Within 30 days after receiving written notice
                  thereof, the Seller Indemnitees will give Buyer written notice of any Claims asserted against (by third parties, governmental entities, or otherwise) or incurred by the Seller Indemnitees with respect to which the Seller Indemnitees intend to claim indemnification from Buyer, and Buyer will undertake the response or defense thereof by counsel of its own choosing, provided that such counsel shall be reasonably acceptable to Sellers; provided, however, that any failure to so notify Buyer and Parent of any Claims shall relieve Parent and Buyer of such indemnification obligation only to the extent Parent and Buyer demonstrate that the defense of such Claim is materially prejudiced by the failure to give such notice. The Seller Indemnitees may, by counsel, participate in such proceedings, negotiations or defense at their own expense, but Buyer shall retain control over such proceedings, negotiation or litigation except as hereinafter set forth. In all such cases, the Seller Indemnitees shall give reasonable assistance to Buyer.

                           (ii) In the event that within 15 days after written
                  notice of any such Claim, Buyer fails to notify Sellers of its intention to respond or defend, the Seller Indemnitees will (upon further notice to Buyer) have the right to undertake the defense, compromise or settlement of such Claim for the account of Buyer, subject to the right of Buyer to assume the defense, compromise or settlement of such Claim at any time prior to final settlement, compromise or determination thereof.

                           (iii) Without prior written consent of Sellers, Buyer
                  will not enter into any settlement of any Claim or consent to the entry of any judgment with respect to any Claim, if (A) pursuant to, or as a result of such settlement, injunctive or other equitable relief would be imposed against the Seller Indemnitees, (B) such settlement would lead to liability or create any financial or other obligation on the part of the Seller Indemnitees for which the Seller Indemnitees are not entitled to indemnification hereunder, (C) such settlement includes any statement as to admission of fault, culpability or failure to act by or on behalf of the Seller Indemnitees, or (D) such settlement does not include an unconditional release of the Seller Indemnitees from all liability arising out of such Claim.

                                  ARTICLE VIII

                                   TERMINATION

         8.1 TERMINATION. The obligations of the parties hereunder may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing Date:

         (a)      by mutual written consent of Sellers, Company and Buyer;

         (b) by either Sellers or Buyer, if Closing has not taken place on or before July 21, 2000 (the "Termination Date"); and

         (c) by written notice from Sellers to Buyer, or from Buyer to Sellers, if it becomes certain (for practical purposes) that any of the conditions to the closing obligations of the party giving such notice cannot be satisfied on or before the Termination Date.

         8.2 PROCEDURE AND EFFECT OF TERMINATION OR FAILURE TO CLOSE.

         (a) In the event of a termination contemplated hereby by any party pursuant to SECTION 8.1, prompt written notice thereof shall be given to the other parties, and the transactions contemplated hereby shall be abandoned, without further action by either of the parties hereto. In such event:

                           (i) None of the parties hereto nor any of their
                  partners, directors, officers, shareholders, employees, agents, or affiliates shall have any continuing obligation to the other party or any of its partners, directors, officers, shareholders, employees, agents, or affiliates pursuant to this Agreement, except as stated in ARTICLE VII and in SECTIONS 5.9, 10.1 and 10.2 hereof, which obligations will survive the termination of this Agreement; and

                           (ii) All filings, applications and other submissions
                  relating to the transactions contemplated herein shall, to the extent practicable, be withdrawn from the agency or other person to which made.

         Notwithstanding anything to the contrary contained in this Agreement, if pursuant to the terms of this Agreement, (i) Parent and Buyer or Sellers, as the case may be, shall have duly satisfied each of the conditions set forth in
ARTICLE VI hereof to be satisfied by them (or in the case of any condition that is to be satisfied at the Closing, shall have demonstrated a willingness and ability to satisfy such condition if the Closing were to take place), and the conditions set forth in SECTION 6.1 have been satisfied, and (ii) the other party shall nevertheless fail to sell or purchase the Shares, then in that event, Parent and Buyer or Sellers, as the case may be, shall be entitled to seek any remedy to which they may be entitled at law or in equity in the event of a material violation or breach of any agreement, representation or warranty contained in this Agreement (which remedies shall include, without limitation, with respect to both Buyer and Sellers, an injunction or injunctions to prevent breaches of, or to obtain specific performance of any obligation hereunder, without limiting any monetary damages to which Buyer or Sellers, as the case may be, shall be entitled).

                                   ARTICLE IX

                        GLOSSARY OF DEFINITIONS AND TERMS

         In addition to the terms that may be defined elsewhere in this Agreement, the following terms shall have the meanings indicated below when used in this Agreement as defined terms:

         "AFFILIATE" means any corporation or other legal entity: (i) which directly or indirectly owns or controls more than fifty percent (50%) of the stock (or other form of ownership interest) entitled to vote for the election of directors or managers of the specified party to this Agreement; or (ii) which is directly or indirectly owned or controlled by the specified party to this Agreement through ownership of more than fifty percent (50%) of the stock (or other form of ownership interest) normally entitled to vote for the election of the directors or managers of such other corporation or entity.

         "BUYERS' DISCLOSURE LETTER" means a letter dated the date of the Agreement delivered by the Parent and Buyer to the Company and Sellers concurrently with the execution of the Agreement, which, among other things, shall identify exceptions to the Buyer's representations and warranties contained in ARTICLE IV .

         "CONTRACT" means any legally binding obligation or agreement to which Company is a party, whether or not reduced to writing, specifically including any note, bond, mortgage, lease, license and other instrument.

         "COPYRIGHT" means the legal right provided by the Copyright Act of 1976, as amended, to the expression contained in any work of authorship fixed in any tangible medium of expression together with any similar rights arising in any other country as a result of statute or treaty.

         "DEEMED REVENUE" means the actual and imputed revenue derived by the Post-Acquisition Business after the Closing Date from any and all of the following sources: (i) all revenue properly recognizable by Parent or its Affiliates in accordance with generally accepted accounting principles consistently applied, from the development, licensing or provision of Legal Case Management Products and Services to, or for the benefit of third parties, (ii) all revenue properly recognizable by Parent or its Affiliates in accordance with generally accepted accounting principles consistently applied, from the licensing or provision of run-time versions of the Notebook Designer Tool software to, or for the benefit of third parties, (iii) all revenue properly recognizable by Parent or its Affiliates in accordance with generally accepted accounting principles consistently applied, and all revenues imputed to Parent or its Affiliates, as specified below, from or in connection with the licensing or provision of Legal Case Management Products and Services to, or for the benefit of third parties by means of any Online Application Service Business; and (iv) an amount equal to the aggregate imputed fees for all time expended during any given period by any of the employees or consultants of Company listed in Section 3.13 of the Sellers' Disclosure Letter, calculated at their regular hourly rates as of the date hereof, for each hour expended, in connection with any and all services provided to, or on behalf of, and at the request of, Parent or any of its Affiliates involving the customization, development, installation, integration, licensing, marketing, upgrading, provision or support of any existing or future software products or services of Parent or its Affiliates other than Legal Case Management Products and Services, including, but not limited to, time and billing applications. For purposes of determining the revenues to be imputed to Parent or its Affiliates for purposes of determining gross annual revenues of the Post-Acquisition Business, when Legal Case Management Products or Services are bundled with time and billing or other software applications of Parent or its Affiliates, whether in any conventional software delivery format or in connection with any Online Application Service Business, revenues shall be imputed to the Post-Acquisition Business in an amount to be determined in a reasonable manner by Parent and any Sellers who are not Departing Employees at the time of such determination.

         "ENVIRONMENT" means the environment or natural environment including air, surface, water, ground water, land surface, soil, subsurface strata, sewer systems, and the environment in the workplace.

         "ENVIRONMENTAL APPROVALS" means all permits, certificates, licenses, authorizations, consents, instructions, or directions having the force of law, registrations, or approvals issued or required by Governmental Authorities pursuant to Environmental Laws with respect to the operation of the business of Company or the assets of Company.

         "ENVIRONMENTAL LAWS" means any foreign or domestic federal, state or local law, statute, ordinance, common law rule, regulation, permit, directive, license, approval, guidance, interpretation, order, or other legal requirement in any jurisdiction applicable to the condition or conduct of the company, business or assets in question and relating to the protection of safety, human health or the environment, including, but not limited to, any requirement pertaining to the manufacture, processing, distribution, use, treatment, storage, disposal, transportation, handling, reporting, licensing, permitting, investigation or remediation of materials that are or may constitute a threat to human safety, health or the environment. Without limiting the foregoing, each of the following is an Environmental Law with regard to Company and its assets: the Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. ss. 9601 et seq.), the Hazardous Material Transportation Act (49 U.S.C. ss. 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. ss. 6901 et seq.), the Federal Water Pollution Control Act (33 U.S.C. ss. 1251 et seq.), the Clean Air Act (42 U.S.C. ss. 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. ss. 2601 et seq.), the Safe Drinking Water Act (42 U.S.C. ss. 300f, et seq.), and the Occupational Safety and Health Act (29 U.S.C. ss. 651 et seq.), as such laws have been or are in the future amended or supplemented, and each similar federal, state or local statute, and each rule and regulation promulgated under such federal, state and local laws.

         "GOVERNMENTAL AUTHORITY" means any nation, union of nations, province, state, city county or other political subdivision thereof, and any court, agency, natural person or other entity exercising executive, judicial, legislative, regulatory or administrative functions of or pertaining to government.

         "HAZARDOUS SUBSTANCE" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, or dangerous substance as defined, judicially interpreted or identified in any Environmental Law including any asbestos or asbestos containing materials, petroleum or petroleum products and polychlorinated biphenyls.

         "KNOW-HOW" means ideas, designs, concepts, compilations of information, methods, techniques, procedures and processes, whether or not patentable.

         "KNOWLEDGE" means, with respect to any particular fact, actual or constructive knowledge that the fact is true or actual or constructive knowledge of facts and circumstances that would lead a reasonable person to believe the fact to be true. A party shall be deemed to have constructive knowledge of those facts and circumstances relating to any particular matter that would have been learned through reasonable inquiry and investigation by those employees of that party with responsibility for the matter.

         "LEASED REAL PROPERTY" means any real property leased by Company and any plants, buildings, structures, fixtures, erections, improvements, easements, parking amenities, rights of way, spur tracks, or other appurtenances situated on or forming part of such real property.

         "LEGAL CASE MANAGEMENT PRODUCTS AND SERVICES" means: (i) any and all lines of business which involve (a) the customization, development, installation, integration, licensing, upgrading, or provision of legal case management software products or services offered by Company on the Closing Date, and any subsequent enhancements, improvements, upgrades, or new releases or versions thereof, or (b) the provision of such products or services on new platforms, whether on a stand-alone basis or bundled together with existing or future time and billing or other products or services of Parent or any of its Affiliates, whether in any conventional software delivery format or as an Online Application Service Business, or (c) any support or training services relating to such software products or services; provided, however, Legal Case Management Products and Services shall not include (x) any products or services offered by Parent or its Affiliates as of the Closing Date, (y) any modifications or improvements to such products and services after the Closing Date, or (z) any additional products or services developed or purchased by Parent or its Affiliates after the Closing Date.

         "MARK" means any word, name, symbol or device used by a Person to identify its goods or services, whether or not registered, and any right that may exist to obtain a registration with respect thereto from any Governmental Authority and any rights arising under any such application. As used in this Agreement, the term "Mark" includes trademarks and service marks.

         "OBJECT CODE" means the low-level, machine-readable computer code that enables the computer to execute a program, including intermediate forms of a computer code derived after partial compilation or assembly.

         "ONLINE APPLICATION SERVICE BUSINESS" means any online internet application service.

         "PATENT" means any patent granted by the U.S. Patent and Trademark Office, or by the comparable agency of any other country, and any renewal thereof, and any rights arising under any patent application filed with the U.S. Patent and Trademark Office or the comparable agency of any other country and any rights that may exist to file any such application.

         "PERSON" means an individual, partnership, corporation, limited liability company, trust, decedent's estate, joint venture, joint stock company, association, unincorporated organization, Governmental Authority or other entity.

         "POST-ACQUISITION BUSINESS" means: (i) any and all lines of business conducted by Parent or any of its Affiliates including, but not limited to, Buyer and Company, at any time after the Closing Date, and on or before the third anniversary of the Closing Date which involve Legal Case Management Products and Services; (ii) any and all licensing, provision or use by Parent or any of its Affiliates of the Notebook Designer Tool software; and (iii) any and all services provided to, or on behalf of, and at the request of, Parent or any of its Affiliates by any of the employees or consultants of Company listed in
Section 3.13 of the Sellers' Disclosure Letter, in connection with the development, marketing, modification, or support of any existing or future software products or services of Parent or its Affiliates other than Legal Case Management Products and Services, including, but not limited to, time and billing applications.

         "PROPRIETARY RIGHTS" means copyrights, trademarks, service marks, trade names, Trade Secrets, Patents (including any rights arising out of patent applications), design rights, moral rights and the right to use ideas, designs, concepts, compilations of information, methods, techniques, procedures, processes and other Know-how, whether or not patentable or secret.

         "RELEASE" has the meaning prescribed in 42 U.S.C. Section 9601(22) of the Comprehensive Environmental Response Compensation and Liability Act.

         "REMEDIAL ORDER" means any notice, complaint, direction, order, or sanction delivered, demanded, issued, filed, or imposed by any Governmental Authority pursuant to any Environmental Laws and includes any order requiring any remediation, response to, or clean-up of any Hazardous Substance, or requiring that any Release or any other activity be reduced, modified, or eliminated.

         "SELLERS' DISCLOSURE LETTER" means a letter dated the date of the Agreement delivered by the Company and Sellers to Parent and Buyer concurrently with the execution of the Agreement, which, among other things, shall identify exceptions to the Company's and Seller's representations and warranties contained in ARTICLE III and certain covenants of the Company and Sellers in
ARTICLE V.

         "SOFTWARE" means all computer programs, in Source Code and Object Code or any other machine-readable form, developed by or on behalf of any Seller or Company as software products for sale or licensing in connection with the business of Company or for use in developing or testing such software products, and the tools used in such development or testing, and all prior versions thereof and versions under development, including all translations, compilations, copies and partial copies thereof and all non-literal program elements, all end user, development and operating documentation related to the Software, the media on which such computer programs are stored and the related Source Code documentation.

         "SOURCE CODE" means the high-level, non-executable form of a computer program that (a) is readable by human beings when displayed on a monitor or printed on paper, regardless of the media on which the computer software is stored; and (b) must be translated by a process generally known as compiling or assembly into the Object Code before it can be executed by a computer.

         "THIRD PARTY SOFTWARE" means all computer programs, whether in Source Code or Object Code form, licensed or purchased by any Seller or Company from a third party for use in connection with developing or testing the Software of Company, for use as an embedded component in any Software or for subleasing, sublicensing or distribution in connection with the Software of Company and all other computer programs, whether in Source Code or Object Code form, that are distributed by any Seller or Company to customers for use with Software of Company, and includes such Seller's or Company's rights in and to all end user, development and operating documentation, the media on which any of the foregoing is stored, and all upgrades thereto made from time to time.

         "TRADE SECRETS" means business or technical information of any Person including, but not limited to, customer lists and Know-how, that is not generally known to other Persons who are not subject to an obligation of nondisclosure and that derives actual or potential commercial value from not being generally known to other Persons.

                                   ARTICLE X

                            MISCELLANEOUS PROVISIONS

         10.1 COMMISSIONS. Company and Sellers, on the one hand, and Buyer, on the other hand, each represent and warrant to the other that no broker, finder or other person is entitled to any brokerage fees, commissions or finder's fees in connection with the transactions contemplated hereby by reason of any action taken by the party making such representation.

         10.2 EXPENSES. Whether or not the transactions contemplated hereby are consummated, except as otherwise provided herein, Buyer will pay all costs and expenses incurred by Buyer in connection with this Agreement and the transactions contemplated hereby, and Sellers will pay all costs and expenses incurred by Sellers or Company in connection with this Agreement and the transactions contemplated hereby; provided, however, that if the Sellers terminate the Agreement prior to Closing, for any reason (other than the failure or unwillingness of Buyer to fulfill any of the conditions to Closing in SECTION 6.2), Sellers shall be liable for 50% of any fees owed to Pricewaterhouse Coopers LLP for preparation of the audited financial statements of the Company for the fiscal year ended December 31, 1999.

         10.3 AMENDMENT AND MODIFICATION. This Agreement may be amended, modified or supplemented only by written agreement of Company, Sellers, Parent, and Buyer at any time prior to the Closing with respect to any of the terms contained herein.

         10.4 WAIVER OF COMPLIANCE; CONSENTS. Except as otherwise provided in this Agreement, any failure of any of the parties to comply with any obligation, representation, warranty, covenant, agreement or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, representation, warranty, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section.

         10.5 ACTION BY SELLERS. Any act or decision to be made by Sellers in order to consummate the transactions contemplated hereunder shall require the unanimous consent of Sellers.

         10.6 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given when delivered by hand or by facsimile transmission or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice; provided that notices of a change of address shall be effective only upon receipt thereof):

         (a)      If to Company or Sellers, to:

                  Law Manager, Inc.
                  555 North Lane, Suite 6060
                  Conshohocken, PA 19428
                  Attn:    Davood Tashayyod

                  Copies to:

                  Indik & McNamara, P.C.
                  100 South Broad Street, Suite 2230
                  Philadelphia, PA 19110
                  Attn:    Thomas S. McNamara

         (b)      If to Buyer, to:

                  Elite Information Group, Inc.
                  5100 Goldleaf Circle, Suite 100
                  Los Angeles, CA  90056
                  Attn:    Christopher K. Poole
                           Chairman and Chief Executive Officer

                  Copies to:

                  Robinson, Bradshaw & Hinson, P.A.
                  101 North Tryon Street, Suite 1900
                  Charlotte, North Carolina  28246
                  Attention:  Patrick S. Bryant

         10.7 ASSIGNMENT. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party nor is any provision of this Agreement intended to be construed to grant or confer any right to enforce this Agreement, or any remedy for breach of this Agreement, to or upon any Person other than the parties hereto, including, but not limited to, any customer, prospect, supplier, employee, contractor, salesman, agent or representative of Company, Sellers, Buyer or Parent.

         10.8 GUARANTY. Parent hereby irrevocably and unconditionally guarantees the full and prompt payment and performance of all amounts owing by Buyer and other obligations of Buyer under this Agreement, subject to the rights and defenses (including set-off rights) of Buyer under this Agreement, as the same may be terminated, altered, released, extended, modified or canceled (the "BUYER'S OBLIGATIONS"). The payment and performance of Buyer's Obligation guaranteed hereby shall give rise to a separate cause of action and separate suits that may, but need not, be brought hereunder as each cause of action arises. The obligations of Parent pursuant to this SECTION 10.8 shall remain in full force and effect until the Buyer's Obligations have been fully and finally paid and if, by reason of any bankruptcy, insolvency or other similar proceeding instituted by or against the Buyer, any such payment is required to be repaid by Sellers, this

SECTION 10.8 shall continue to be applicable to the payment of such obligations to the same extent as though the payment so recovered or repaid had never been originally made. Unless otherwise agreed to in writing by the parties, this
SECTION 10.8 shall remain in full force and effect throughout the term of Buyer's Obligations under this Agreement, until all of Buyer's Obligations under this Agreement have been fully performed in accordance with the terms thereof and Parent's obligations under this SECTION 10.8 shall not be terminated, modified, affected or impaired by reason of (a) any alteration, extension, modification, release or cancellation of any of Buyer's Obligations; (b) any action which Sellers may take or fail to take against Buyer; (c) any waiver, indulgence or extension of time which Sellers may grant respecting Buyer's Obligations; (d) any enforcement of or failure to enforce any of the terms, covenants or conditions of the Agreement or Buyer's Obligations; (e) any relief or discharge of Buyer from any of Buyer's Obligations in bankruptcy or similar proceedings, or by liquidation or dissolution; or (f) the failure to give notice of any default of Buyer's Obligations or of any modification or extension thereof or any indulgence granted thereunder; provided, however, that in the case of subsections (a), (b), (c), (d) and (f), Parent's guarantee obligations under this SECTION 10.8 shall be terminated, altered, released, extended, modified or cancelled to the extent Buyer's Obligations are terminated, altered, released, extended, modified or cancelled. The obligations of Buyer under this Agreement shall conclusively be deemed to have been created, contracted, or incurred in reliance upon SECTION 10.8 and all dealings between Sellers and Buyer shall likewise be conclusively presumed to have been had or consummated in reliance upon this SECTION 10.8.

         10.9 GOVERNING LAW. The execution, interpretation and performance of this Agreement shall be governed by the internal laws and judicial decisions of the State of Pennsylvania.

         10.10 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         10.11 INTERPRETATION. The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement.

         10.12 ENTIRE AGREEMENT. This Agreement, including the Exhibits, the Buyer's Disclosure Letter, the Sellers' Disclosure Letter, and the documents delivered pursuant to this Agreement, embody the entire agreement and understanding of the parties hereto in respect of the subject matter hereof. The Exhibits, the Buyer's Disclosure Letter and the Sellers' Disclosure Letter are an integral part of this Agreement and are incorporated by reference herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to the transactions contemplated by this Agreement.

         IN WITNESS WHEREOF, Parent, Buyer, Company and Sellers have caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.

                               ELITE INFORMATION GROUP, INC.


                               By:  /s/ Christopher K. Poole
                                    --------------------------------------------
                                    Name:   Christopher K. Poole
                                    Title:  Chairman and Chief Executive Officer


                               LMI ACQUISITION CORPORATION


                               By:  /s/ Christopher K. Poole
                                    --------------------------------------------
                                    Name:   Christopher K. Poole
                                    Title:  Chairman and Chief Executive Officer


                               LAW MANAGER, INC.


                               By:  /s/ Davood Tashayyod
                                    --------------------------------------------
                                    Name:   Davood Tashayyod
                                    Title:  Chief Executive Officer


                               SELLERS:


                               /s/ Davood Tashayyod
                               -------------------------------------------------
                               Davood Tashayyod


                               /s/ Nicholas Puschak
                               -------------------------------------------------
                               Nicholas Puschak